UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

EQGP Holdings, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

26885J 103

(CUSIP Number)

Kirk R. Oliver

625 Liberty Avenue, Suite 2000

Pittsburgh, Pennsylvania 15222

Telephone: (412) 553-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 26885J 103

1.	Names of Reporting Persons. Equitrans Gathering Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 239,715,000 Common Units

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 239,715,000 Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 239,715,000 Common Units

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 79.3%

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No: 26885J 103

1.	Names of Reporting Persons. Equitrans Midstream Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 36,293,766 Common Units

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 36,293,766 Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,293,766 Common Units

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.0%

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No: 26885J 103

1.	Names of Reporting Persons. Equitrans Midstream Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 276,008,766 Common Units

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 276,008,766 Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 276,008,766 Common Units

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 91.3%

14.	Type of Reporting Person (See Instructions) CO (Corporation)

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common units representing limited partner interests (Common Units) in EQGP Holdings, LP, a Delaware limited partnership (the Issuer). The principal executive offices of the Issuer are located at 625 Liberty Avenue, Suite 2000, Pittsburgh, Pennsylvania 15222.

This Schedule 13D is being filed solely by the Reporting Persons (as defined below), and supersedes in its entirety the Schedule 13D filed with the Securities and Exchange Commission (the Commission) on May 26, 2015, as amended (the Pre-Separation Schedule 13D), pursuant to which the Reporting Persons (as defined below), EQT Corporation (EQT) and certain of their affiliates from time to time reported their interests in Common Units prior to the Separation and Distribution (each as defined below) described in Item 3. EQT, which had jointly filed Amendment No. 6 to the Pre-Separation Schedule 13D together with the Reporting Persons but is not a Reporting Person under this Schedule 13D, is updating the information in the Pre-Separation Schedule 13D with respect to EQT by filing a separate amendment thereto reflecting that, as a result of the completion of the Separation and Distribution, EQT no longer beneficially owns any Common Units.

Item 2. Identity and Background.

(a)           This Schedule 13D is jointly filed pursuant to a Joint Filing Agreement attached hereto as Exhibit A by: (i) Equitrans Gathering Holdings, LLC, a Delaware limited liability company (Gathering Holdings), (ii) Equitrans Midstream Holdings, LLC, a Delaware limited liability company (EMH), and (iii) Equitrans Midstream Corporation, a Pennsylvania corporation (ETRN) (Gathering Holdings, EMH and ETRN collectively, the Reporting Persons).

Gathering Holdings is a limited partner of the Issuer holding approximately 79.2% of the outstanding Common Units, and is the sole stockholder of EQM GP Corporation, a Delaware corporation and limited partner of the Issuer holding approximately 0.1% of the outstanding Common Units (GP Corporation). Gathering Holdings is also the sole member of EQGP Services, LLC, a Delaware limited liability company and the general partner of the Issuer (the General Partner). EMH is also a limited partner of the Issuer holding approximately 12.0% of the outstanding Common Units. ETRN is a publicly traded company and the sole member of Gathering Holdings and EMH. Gathering Holdings and EMH are manager-managed limited liability companies with boards of managers. ETRN is a corporation with a board of directors. The Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The business address of each Reporting Person is 625 Liberty Avenue, Suite 2000, Pittsburgh, Pennsylvania, 15222.

(c)           The principal business of ETRN is to directly and indirectly hold investments in the entities conducting the midstream business formerly held by EQT, consisting of gathering, transmission and storage and water services operations (the Midstream Business), including the ownership, directly or indirectly, of Common Units, all of the membership interests in the General Partner, and a limited partner interest in EQM Midstream Partners, LP (EQM), a publicly traded limited partnership formed by EQT to own, operate, acquire and develop midstream assets in the Appalachian Basin. The principal business of each of EMH and Gathering Holdings is to serve as an intercompany holding company for subsidiaries of ETRN. ETRN conducts its business through three business segments: Gathering, Transmission and Water. Gathering and Transmission provide gathering, transmission and storage services for EQT’s produced gas, as well as for other producers of gas across the Appalachian Basin. Water provides water services that support well completion activities and collects and recycles or disposes of flowback and produced water for EQT and other customers in Washington and Green Counties, Pennsylvania and Belmont County, Ohio.

The name and present principal occupation of each director, manager and executive officer, as applicable, of the Reporting Persons (Covered Individuals) are set forth in the table below. The Covered Individuals, together with the Reporting Persons, are collectively referred to herein as the Covered Persons.

All Covered Individuals are United States citizens. The business address of each of the Covered Individuals is c/o Equitrans Midstream Corporation, 625 Liberty Avenue, Suite 2000, Pittsburgh, Pennsylvania 15222.

Name	Position
Equitrans Midstream Corporation
Thomas F. Karam	Director, President and Chief Executive Officer
David L. Porges	Chairman of the Board
Vicky A. Bailey	Director
Kenneth M. Burke	Director
Margaret K. Dorman	Director
Norman J. Szydlowski	Director
Robert F. Vagt	Director
Diana M. Charletta	Executive Vice President and Chief Operating Officer
Kirk R. Oliver	Senior Vice President and Chief Financial Officer
Charlene Petrelli	Senior Vice President and Chief Administrative Officer
Phillip D. Swisher	Vice President and Chief Accounting Officer
Robert C. Williams	Vice President and General Counsel
Equitrans Gathering Holdings, LLC
Thomas F. Karam	President and Chief Executive Officer
Diana M. Charletta	Member of Board of Managers, Executive Vice President and Chief Operating Officer
Kirk R. Oliver	Member of Board of Managers, Senior Vice President and Chief Financial Officer
Phillip D. Swisher	Member of Board of Managers, Vice President and Chief Accounting Officer
Equitrans Midstream Holdings, LLC
Thomas F. Karam	President and Chief Executive Officer
Diana M. Charletta	Member of Board of Managers, Executive Vice President and Chief Operating Officer
Kirk R. Oliver	Member of Board of Managers, Senior Vice President and Chief Financial Officer
Phillip D. Swisher	Member of Board of Managers, Vice President and Chief Accounting Officer

(d) - (e)   During the past five years, none of the Reporting Persons has and, to the Reporting Persons’ knowledge, none of the Covered Individuals has, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Not applicable.

Item 3. Source and Amount of Funds or Other Consideration.

At 11:59 p.m., Eastern Time, on November 12, 2018, EQT completed the previously-announced separation (the Separation) by EQT of the Midstream Business from its upstream business, consisting of natural gas, oil, and natural gas liquids development, production and sales and commercial operations (the Upstream Business), and subsequent spinoff from EQT of ETRN, which following the Separation, directly and indirectly holds the Midstream Business. The Separation was completed by means of a pro rata distribution (the Distribution) by EQT of 80.1 percent of the outstanding common stock of ETRN to the holders of EQT common stock. Upon completion of the Separation and Distribution, EQT ceased to be the sole shareholder of ETRN and ETRN became a separate publicly-traded company.

Prior to the Separation and Distribution, the Reporting Persons previously acquired the Common Units reported herein as a result of the transactions described below:

On May 15, 2015, in connection with the closing of the Issuer’s initial public offering of the Common Units (the IPO), the following transactions occurred: (i) 100% of the outstanding limited partner interests of the Issuer were recapitalized into an aggregate of 266,165,000 Common Units, of which 265,899,000 Common Units were issued to Gathering Holdings and 266,000 Common Units were issued to GP Corporation, in accordance with the First Amended and Restated Agreement of Limited Partnership of the Issuer, dated May 15, 2015; and (ii) Gathering Holdings sold 26,450,000 Common Units to the underwriters in the IPO pursuant to the Underwriting Agreement, dated May 11, 2015, among Gathering Holdings, the Issuer, the General Partner and Barclays Capital Inc. and Goldman, Sachs & Co., as representatives of the several underwriters named in Schedule I thereto (the Underwriting Agreement).

The foregoing descriptions of the Partnership Agreement and Underwriting Agreement do not purport to be complete and are qualified in their entirety by reference to the Partnership Agreement and the Underwriting Agreement, copies of which were filed as Exhibit 3.1 and Exhibit 1.1, respectively, to the Issuer’s current report on Form 8-K filed with the Commission on May 15, 2015, which exhibits are herein incorporated by reference in their entirety.

On April 25, 2018, EQT, Rice Midstream GP Holdings LP, a wholly owned subsidiary of EQT (RMGH), and the Issuer entered into an Incentive Distribution Rights Purchase and Sale Agreement (the RMP IDR Purchase Agreement), pursuant to which, subject to the terms and conditions thereof, the Issuer acquired all of the issued and outstanding incentive distribution rights in RMP (RMP IDRs) from RMGH in exchange for 36,293,766 Common Units (the IDR Transaction). The IDR Transaction was completed on May 22, 2018.

The foregoing description of the RMP IDR Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the RMP IDR Purchase Agreement, a copy of which was filed as Exhibit 2.3 to the Issuer’s current report on Form 8-K filed with the Commission on April 26, 2018, which exhibit is herein incorporated by reference in its entirety.

On April 25, 2018, EQM entered into an Agreement and Plan of Merger (the Midstream Merger Agreement) with EQM Midstream Services, LLC, the general partner of EQM (the EQM General Partner), EQM Acquisition Sub, LLC, a wholly owned subsidiary of EQM (Merger Sub), EQM GP Acquisition Sub, LLC, a wholly owned subsidiary of EQM (GP Merger Sub), RMP, Rice Midstream Management LLC, the general partner of RMP (the RMP General Partner), and, solely for purposes of certain provisions therein, EQT. Pursuant to the Midstream Merger Agreement, on July 23, 2018, (i) Merger Sub merged with and into RMP with RMP continuing as the surviving limited partnership and a wholly owned indirect subsidiary of EQM and (ii) GP Merger Sub merged with and into the RMP General Partner, with the RMP General Partner continuing as the surviving entity and a wholly owned indirect subsidiary of EQM ((i) and (ii) collectively, the Midstream Mergers).

At the effective time of the merger of RMP with and into Merger Sub (the Effective Time), (i) each common unit representing a limited partner interest in RMP (an RMP Common Unit) issued and outstanding immediately prior to the Effective Time was converted into the right to receive 0.3319 common units representing limited partner interests in EQM (EQM Common Units) (the Midstream Merger Consideration), (ii) the issued and outstanding RMP IDRs were cancelled and (iii) each outstanding award of phantom units in respect of RMP Common Units fully vested and converted into the right to receive the Midstream Merger Consideration, less applicable tax withholding, in respect of each RMP Common Unit subject thereto.

The foregoing description of the Midstream Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Midstream Merger Agreement, a copy of which is filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the Commission on April 26, 2018, which exhibit is herein incorporated by reference in its entirety.

In connection with the Separation and the Distribution, EQT and its wholly owned subsidiaries underwent an internal restructuring (the Internal Reorganization) pursuant to which, among other things, (i) effective as of October 22, 2018, RMGH, which was the record and beneficial owner of 36,293,766 Common Units, merged with and into EMH, and (ii) effective as of October 26, 2018 (A) EQT Production Company, a wholly owned subsidiary of EQT (EPC), contributed all of the outstanding membership interests of Gathering Holdings to ETRN, (B) EPC distributed all of the outstanding membership interests in EMH and all of the outstanding shares of common stock of ETRN to EQT Investments Holdings, LLC, a wholly owned subsidiary of EQT (Investments Holdings), (C) Investments Holdings distributed all of the outstanding membership interests in EMH and all of the outstanding shares of common stock of ETRN to EQT, and (D) EQT contributed all of the outstanding membership interests in EMH to ETRN.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Common Units reported herein solely for investment purposes.  The Reporting Persons may acquire additional Common Units from the Issuer or third parties in the open market or in private transactions, in connection with future issuances of its Common Units or otherwise, depending on the Reporting Persons’ business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)—(j) of Schedule 13D:

(a)           The Issuer may grant performance awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights and other unit-based awards to employees and non-employee directors of the General Partner and any of its affiliates pursuant to the EQT GP Services, LLC 2015 Long-Term Incentive Plan (the 2015 LTIP) adopted by the General Partner. The General Partner may acquire Common Units for issuance pursuant to the 2015 LTIP on the open market, directly from the Issuer, from any other person, or any combination of the foregoing.

(b)           None.

(c)           None.

(d)           Neither the General Partner nor its board of directors will be elected by the Issuer’s unitholders. The Reporting Persons, as direct and indirect owners of the General Partner, will have the ability to elect all the members of the board of directors of the General Partner. The Reporting Persons, however, have no current intention of changing the board of directors of the General Partner.

(e)           The Reporting Persons, as direct and indirect owners of the General Partner, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. The Reporting Persons, however, have no current intention of materially changing the present capitalization or dividend policy of the Issuer.

(f)            None.

(g)           None.

(h)           None.

(i)            None.

(j)            As of the date of this filing, the Reporting Persons have not formulated any definitive plan or proposal relating to or which would result in any of the matters specified in clauses (a) through (i) of Item 4 of Schedule 13D with respect to the Issuer or its subsidiaries (the Enumerated Matters). However, the Reporting Persons are evaluating a wide range of potential transactions and strategic alternatives involving the Issuer and its subsidiaries, which could involve any or all of the Enumerated Matters, including, without limitation, one or more of a combination of EQM and the Issuer or the modification or elimination of the incentive distribution rights of EQM, or similar transactions.

Any such potential transaction or strategic alternative would be undertaken in accordance with the Tax Matters Agreement entered into in connection with the Separation and Distribution. There can be no assurance that exploration of any transaction or alternative, to the extent undertaken, would result in a transaction of interest to the Reporting Persons or the Issuer, or as to the terms of any such transaction. The Reporting Persons undertake no obligation to make additional disclosures in connection with the matters described herein except to the extent required by law.

Item 5. Interest in Securities of the Issuer.

(a)           (1)           As of November 12, 2018, the number of Common Units issued and outstanding is 302,458,766. As of November 12, 2018, EMH is the record and beneficial owner of 36,293,766 Common Units, which represent approximately 12.0% of the outstanding Common Units.

(2)           As of November 12, 2018, Gathering Holdings is the record and beneficial owner of 239,449,000 Common Units, which represent approximately 79.2% of the outstanding Common Units, and, through its sole ownership of GP Corporation, Gathering Holdings may be deemed to beneficially own an additional 266,000 Common Units, which represent approximately 0.1% of the outstanding Common Units.

(3)           ETRN does not directly own any Common Units; however, as the sole member of Gathering Holdings and EMH, it may be deemed to beneficially own the 239,715,000 Common Units beneficially owned by Gathering Holdings and the 36,293,766 Common Units beneficially owned by EMH, which represent in the aggregate approximately 91.3% of the outstanding Common Units.

(6)           In addition, as of the date hereof, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth in the following table:

Name	Common Units Beneficially Owned		Percentage of Class Beneficially Owned
David L. Porges	56,263		*
Vicky A. Bailey	3,241		*
Kenneth M. Burke	5,000		*
Diana M. Charletta	2,000	(1)	*
Margaret K. Dorman	19,841		*
Thomas F. Karam	—		*
Kirk R. Oliver	—		*
Charlene Petrelli	25,085		*
Phillip D. Swisher	4,769		*
Norman J. Szydlowski	—		*
Robert F. Vagt	—		*
Robert C. Williams	—		*

*Less than 1% of the class beneficially owned.

(1) Includes 1,000 Common Units beneficially held by spouse.

(b)           The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. To the Reporting Persons’ knowledge, each of the Covered Individuals listed in the table in Item 5(a) has sole voting power and dispositive power with respect to all of the Common Units reported for him or her in the table in Item 5(a).

(c)           Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals, has effected any transactions in the Common Units during the past 60 days.

(d)           GP Corporation has the right to receive distributions from, and the proceeds from the sale of, the 266,000 Common Units for which it is the registered holder. The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover page of this Schedule 13D and in this Item 5. Except for the foregoing and the cash distributions described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

Issuer’s Partnership Agreement

The General Partner, as the sole general partner of the Issuer, Gathering Holdings, as a limited partner of the Issuer, and all other limited partners of the Issuer, are party to the Second Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of October 12, 2018 (the Partnership Agreement).

Cash Distributions

The Partnership Agreement requires that, within 55 days after the end of each quarter, the Issuer distribute all of its available cash after establishment of cash reserves and payment of fees and expenses, including payments to the General Partner and its affiliates (available cash). The Issuer’s ability to pay distributions of available cash is subject to various restrictions and other factors. The Issuer paid a prorated cash distribution for the first quarter that it was a publicly traded partnership.

The Partnership Agreement requires that the Issuer distribute all of its available cash to its partners in accordance with their respective Percentage Interests (as defined in the Partnership Agreement).

Issuance of Additional Units

The Partnership Agreement authorizes the Issuer to issue an unlimited number of units, including Common Units, on the terms determined by the General Partner without unitholder approval.

Limited Voting Rights

The General Partner controls the Issuer and the unitholders have only limited voting rights. Unitholders have no rights to elect the General Partner or its directors. The General Partner may not be removed, except by a vote of the holders of at least 80% of the Issuer’s units, including units owned by the General Partner and its affiliates. The ownership of more than 20% of the Issuer’s outstanding units by the General Partner and its affiliates gives them the practical ability to prevent the General Partner’s involuntary removal.

Limited Call Right

If at any time the General Partner and its affiliates own more than 95% of the outstanding Common Units or more than 80% of any other class of limited partner interests of the Issuer then outstanding, the General Partner has the right, but not the obligation, to purchase all of the remaining limited partner interests of the applicable class, including Common Units, at a price not less than the then-current market price of such limited partner interests as calculated in accordance with the Partnership Agreement.

Registration Rights

Pursuant to the Partnership Agreement, the Issuer has agreed to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws any Common Units or other partnership interests (other than the general partner interest) proposed to be sold by the General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following the withdrawal or removal of the General Partner. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

The General Partner’s Limited Liability Company Agreement

Gathering Holdings, as the sole member of the General Partner, has the right to elect the members of the board of directors of the General Partner pursuant to the terms of the General Partner’s limited liability company agreement.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

References to, and descriptions of, the Partnership Agreement of the Issuer as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.3 to the Issuer’s current report on Form 8-K filed with the Commission on October 15, 2018, which is incorporated by reference in its entirety in this Item 6.  References to, and descriptions of, the General Partner’s limited liability company agreement as set forth in this Item 6 are qualified in their entirety by reference to the Fourth Amended and Restated Limited Liability Company Agreement of the General Partner filed as Exhibit 3.4 to the Issuer’s current report on Form 8-K filed with the Commission on October 15, 2018, which is incorporated by reference in its entirety in this Item 6.

Item 7. Material to be Filed as Exhibits.

Item 7 of Schedule 13D is hereby amended and restated in its entirety as follows:

EXHIBIT A	Joint Filing Agreement dated November 13, 2018 (filed herewith).

EXHIBIT B

Second Amended and Restated Agreement of Limited Partnership of EQGP Holdings, LP, dated October 12, 2018 (filed as Exhibit 3.3 to the Issuer’s current report on Form 8-K filed with the Commission on October 15, 2018 and incorporated herein in its entirety by reference).

EXHIBIT C

Second Amended and Restated Limited Liability Company Agreement of EQGP Services, LLC, dated October 12, 2018 (filed as Exhibit 3.4 to the Issuer’s current report on Form 8-K filed with the Commission on October 15, 2018 and incorporated herein in its entirety by reference).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 13, 2018

EQUITRANS GATHERING HOLDINGS, LLC

By:	/s/ Thomas F. Karam
Name: Thomas F. Karam
Title: President

EQUITRANS MIDSTREAM HOLDINGS, LLC

By:	/s/ Thomas F. Karam
Name: Thomas F. Karam
Title: President

EQUITRANS MIDSTREAM CORPORATION

By:	/s/ Thomas F. Karam
Name: Thomas F. Karam
Title: President and Chief Executive Officer

EXHIBIT A

JOINT FILING AGREEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13D is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: November 13, 2018

[Signature Page Follows]

EQUITRANS GATHERING HOLDINGS, LLC

By:	/s/ Thomas F. Karam
Name: Thomas F. Karam
Title: President

EQUITRANS MIDSTREAM HOLDINGS, LLC

By:	/s/ Thomas F. Karam
Name: Thomas F. Karam
Title: President

EQUITRANS MIDSTREAM CORPORATION

By:	/s/ Thomas F. Karam
Name: Thomas F. Karam
Title: President and Chief Executive Officer